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FORM 4
                                             _________________________________
                                             |          OMB APPROVAL         |
[ ] Check this box if no longer subject      _________________________________
    to Section 16. Form 4 or Form 5          | OMB Number: 3235-0287         |
    obligations may continue.  See           | Expires: September 30, 1998   |
    Instruction 1(b).                        | Estimated average burden      |
                                             | hours per response....... 0.5 |
                                             _________________________________


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

   Kanders             Warren           B.       and
   Kanders Florida Holdings, Inc.
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   (Last)            (First)            (Middle)

c/o Kanders & Company, Inc.
Two Soundview Drive
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                     (Street)

Greenwich                 CT             06830
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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol


   Armor Holdings, Inc. (AH)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   March, 2001
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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [X] Director                             [X] 10% Owner
   [X] Officer (give title below)           [ ] Other (specify below)


   Chairman of the Board of Directors

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7. Individual or Joint/Group Filing (Check Applicable Law)

   [ ] Form filed by One Reporting Person
   [X] Form filed by More than One Reporting Person

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
                      1 TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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                                                                                    5. Amount of     6. Owner-
                                                                                       Securities       ship
                        2. Trans-     3. Trans-       4. Securities Acquired (A)       Beneficially     Form:
                           action        action          or Disposed of (D)            Owned at         Direct      7. Nature of
                           Date          Code            (Instr. 3, 4 and 5)           End of           (D) or         Indirect
1. Title of Security       (Month/    (Instr. 8)      --------------------------       Month            Indirect       Beneficial
   (Instr. 3)              Day/       ----------      Amount    (A) or     Price       (Instr.          (I)            Ownership
                           Year)      Code    V                 (D)                    3 and 4)         (Instr. 4)     (Instr. 4)
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
Common Stock, $0.01
par value per share      3/28/01       S              91,823    D        $0.9302        2,965,355         (1)
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

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FORM 4 (continued)

                           TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g. puts, calls, warrants, options, convertible securities)
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    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
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                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     ------    ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code      V  (A)  (D)   able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
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
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Stock
Options
(Right to                                                                 Common
Buy)(2)    $11.40625                                   1/1/99    1/1/09   Stock    200,000          200,000     D
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

EXPLANATION OF RESPONSES:
     (1) Such shares are beneficially owned by Kanders Florida Holdings, Inc. ("KFH") of which Mr. Kanders is the sole stockholder and sole director. Represents the exercise by Jonathan M. Spiller, the Chief Executive Officer of Armor Holdings, Inc, of an option granted to Mr. Spiller by KFH to purchase shares of common stock of Armor Holdings, Inc. pursuant to an agreement between KFH and Mr. Spiller dated as of January 18, 1996.

     (2) Granted pursuant to the Armor Holdings, Inc. 1998 Stock Option Plan.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                  /s/ Warren B. Kanders                       April 10, 2001
              ----------------------------------------     --------------------
              ** Signature of Reporting Person                    Date
                 Warren B. Kanders, individually
                 and on behalf of Kanders Florida
                 Holdings, Inc.